November 13, 2012

BY EDGAR CORRESPONDENCE

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail-Stop 4631
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Shaw Group Inc. Form 10-K Filed October 19, 2012 File No. 1-12227

Dear Mr. O’Brien:

This letter responds to your November 8, 2012, comment letter to Brian K. Ferraioli Chief Financial Officer of The Shaw Group Inc. (the “Company”), relating to the filing referenced above (the “Comment Letter”). Set forth below in bold are each of the comments the Securities and Exchange Commission staff (the “Staff”) included in the Comment Letter with the Company’s response immediately following each of the Staff’s comments.

The Shaw Group Inc. Form 10-K for the year ended August 31, 2012

Business, page 1

General, page 1

1.
We note your statement in the first paragraph that you have certain exclusive opportunities with Toshiba for providing EPC services for new Toshiba Advanced Boiling Water Reactor nuclear power plants worldwide. We also note your disclosure on page 46 that in 2011 you recorded an impairment charge of $48.1 million relating to your investment in the ABWR nuclear power related projects and that you “do not plan to make additional investments in ABWR projects.” Please clarify your statement that you do not plan to make additional investments, including whether you continue to have “exclusive opportunities” for providing EPC services for the Toshiba ABWR and whether you intend to pursue such opportunities. Please also advise whether the sale of your Westinghouse investment to Toshiba impacted your opportunities to provide such EPC services.

Response:

Our agreement with Toshiba for certain exclusive opportunities for providing EPC services for new Toshiba Advanced Boiling Water Reactor (ABWR) nuclear power plants is separate from any agreement with Westinghouse and thus the sale of our investment in Westinghouse has no impact on our ABWR agreement with Toshiba.  Accordingly, we may pursue future ABWR opportunities as an EPC service provider,  however, as disclosed, we do not intend to invest equity in any new ABWR projects, similar to the commitment which resulted in the previous impairment charge.

Risk Factors, page 14

2.
We note the risk factor on page 17 regarding the failure to meet contractual schedule or performance requirements. Please tell us and revise future filings as applicable to disclose whether reductions in revenues, additional costs, and/or liquidated damages as a result of such failure have been material in the periods presented.

Response:

We acknowledge the staff’s comment and we can confirm that we have not had material unmitigated reductions in revenues, additional costs, and/or liquidated damages as a result of failure to meet contractual schedule or performance requirements during the fiscal years ended August 31, 2012, 2011, or 2010. To the extent we have such material impacts as a result of failure to meet contractual schedule or performance requirements; we will disclose in future filings.

Management’s Discussion and Analysis, page 31

3.	We note from page 6 and elsewhere your pipe fabrication facility in Venezuela. Please tell us the materiality of these operations to your consolidated financial statements.

Response:

The operations of our pipe fabrication facility in Venezuela are not material (less than $0.75 million loss in any period) to our consolidated financial statements for any of the periods presented therein.

4.
We note from page 8 and elsewhere your disclosure that regarding the Westinghouse CRA, you “have agreed to see all currently outstanding orders through to completion.” Please tell us and revise future filings as applicable to disclose: i) when completion is anticipated; ii) the estimated costs to complete all outstanding orders; and iii) the total value of all outstanding orders and/or projects under the CRA.

Response:

 We acknowledge the Staff’s comment. Our commercial relationship agreement with Westinghouse was critical in providing us the opportunity to obtain the U.S. and China AP1000 projects. However, we respectfully submit that this agreement simply allows us to collaborate with Westinghouse to complete separate scopes of work for each contract. We are not providing any material services to or on behalf of Westinghouse. The outstanding orders obtained during the term of the CRA relate only to our scope of the U.S. and China AP1000 projects that are currently included in backlog and the contract for two AP1000 units to be constructed in Florida. Each was competitively bid and negotiated with our clients in a manner similar to other EPC contracts.

We have historically not commented on specific amounts of expected revenue and have in one instance given guidance as to the expected margin percentage related to these nuclear contracts. We believe revealing any additional financial information either individually or in the aggregate is extremely confidential and commercially sensitive.  We believe that revealing this information to clients and competitors would likely harm us commercially in the process of securing future nuclear EPC contracts.

We continue to believe that the experience afforded us through the execution of the existing nuclear EPC contracts will benefit us in securing additional nuclear work even though the CRA has been terminated.

Consolidated Results of Operations, page 32

5.
You state on page 39 that E&C’s revenues during the last two fiscal years were comprised primarily of the large ethylene project in southeast Asia, which project is in a loss position as a result of increased costs from subcontractors. Please tell us and revise future filings as applicable to quantify the total loss estimated to date and at completion.

Response:

We acknowledge the staff’s comment and in future fillings will disclose the total loss associated with the large ethylene project in Southeast Asia estimated to date and at completion of $189.7 million.

6.
You disclose on page 43 that “Income (loss) before income taxes and earnings (losses) from unconsolidated entities” is the most directly comparable GAAP measure to EBITDA. Please tell us your consideration of Question 103.02 of the Non-GAAP C&DI available at www.sec.gov.

Response:

We acknowledge the Staff’s comment. Our reconciliation of segment EBITDA, considers “Income (loss) before income taxes and earnings (losses) from unconsolidated entities” as the most directly comparable financial measure calculated as this measure includes all relevant EBITDA adjustments (excluding income taxes). We respectfully submit that in future filings we will provide a reconciliation on a consolidated basis of “Net Income (loss)” to “Income (loss) before income taxes and earnings (losses) from unconsolidated entities” to supplement the existing disclosure.

Financial Statements

7.
Please tell us your consideration of Rule 11-01(a)(4) in providing pro forma financials to reflect the elimination of the Westinghouse investment and related debt, in light of the recent put option exercise that will result in the bonds being redeemed on the expected date in March 2013.

Response:

We acknowledge the Staff’s comment. We respectfully note that Item 8(a) of Form 10-K specifically provides that the financial statements that registrants are required to provide in response to Item 8 of Form 10-K do not need to meet the requirements of Article 11 of Regulation S-X. In addition, we note that Notes 3 and 5 to the Unaudited Pro Forma Condensed Combined Financial Statements that were furnished in connection with the Registration Statement on Form S-4 filed by Chicago Bridge & Iron Company N.V. on September 17, 2012 (File No. 333-183950), set forth the pro forma adjustments for the elimination of the Westinghouse investment and related debt.

Note 15 – Contingencies and Commitments, page F-43

8.
Please revise future filings as applicable to provide disclosure regarding the shareholder lawsuits filed in connection with the Transaction Agreement consistent with that found in the related Form S-4 and meeting the requirements of ASC 450-20-50.

Response:

We acknowledge the Staff’s comment.  In future filings we will expand our discussion of the legal proceedings within the Contingencies and Commitments footnote and specifically include disclosure, (a) to the extent still applicable, that none of the lawsuits have formally specified an amount of alleged damages, (b) nor have we been able to otherwise reasonably estimate the possible loss or range of losses, if any, arising from the lawsuits.

*****

In connection with responding to the Staff’s comments we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes due to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at (225) 932-5800.

Very truly yours, /s/ Brian K. Ferraioli Brian K. Ferraioli Executive Vice President & Chief Financial Officer The Shaw Group Inc.